Exhibit 99.2

Safe-T Issues Shareholder Update Letter

HERZLIYA, Israel, March 31, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today issued an update to its shareholders from its Chief Executive Officer, Shachar Daniel.

Dear Fellow Shareholders,

We are happy to report a very successful year full of accomplishments and growth. During 2019, the company focused its business strategy, reduced costs and cash burn rate while increasing efficiency, completed the acquisition of NetNut Ltd., and presented the market with new and innovative products.  Our impressive increase in revenue for 2019, which totaled $3,284,000 (an increase of 124% compared to $1,466,000 in 2018), is a testament to these actions.

As part of our product strategy in 2019, we focused our R&D and marketing efforts on our Zero Trust Network Access (ZTNA) solution. As the world keeps evolving, and in reference to the recent global crisis caused by the Coronavirus, our assumptions have proven to be correct – it is imperative that organizations be prepared and equipped with a safe and scalable remote access solution to their resources, to allow continuous work-flow and minimal downtime of their businesses.

Allowing employees remote access can be a hacker's paradise when managed incorrectly. Our advanced products ensure a secure environment for organizations to keep operating smoothly.

Over the past couple of weeks, we have witnessed a high demand for our unique solutions, which provide organizations a fast and user-friendly implementation process, as well as additional capabilities we developed, refined and introduced in 2019. Furthermore, in 2019 we engaged with leading industry partners for marketing and resale of our solutions.

Our ZTNA solution gained important recognition this year, as we were listed as a “Leading SDP Vendor” in Omdia’s March 2020 market research report and a “Representative Vendor” in Gartner’s April 2019 Market Guide Report.

During 2019, we completed the acquisition of NetNut Ltd., and successfully integrated NetNut into our company and product offerings. NetNut operates in the field of IP Proxy Network (IPPN) services, adding to our solutions a product that enables customers to access the internet through multiple ISP networks. We are very pleased with the whole process and the results it yielded.

We are satisfied with our achievements in 2019, and we believe we will experience continued growth and improved bottom line results in 2020, as well as improvement in overall financial results. We believe that a fundamental part of our success will be the shareholder value we create over the long term. This value will be a direct result of our ability to extend and solidify our market position. Market leadership can translate directly to higher revenue, higher profitability, and correspondingly stronger returns on invested capital.

We are cautious with our outlook in light of the Coronavirus pandemic, especially because the economic implications are too uncertain to even speculate at this stage. However, as we provide cloud-based security solutions, our products enable and support the remote work environment that organizations require to successfully and securely ride through these challenging times as well as in the future. We therefore intend to continue to focus on our customers and make investment decisions in view of long-term market leadership considerations rather than short-term profitability considerations, including making bold investment decisions where we see a sufficient probability of gaining market leadership advantages. Some of these investments will pay off, others will not, but we will learn a valuable lesson in either case.

Last, but not least - the past year’s achievements are the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. We are incredibly fortunate to have this group of dedicated employees whose passion and drive build Safe-T.

We at Safe-T are grateful to our customers for their business and trust, to each other for our hard work, and to our shareholders for their continuous support.

Sincerely,

Shachar Daniel, Chief Executive Officer

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here:

https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when we address the advantages of our solutions, our expectations for continued growth, improved bottom line results and improvement in overall financial results in 2020, creation of shareholder value, our ability to extend market leadership and the benefits thereof, our ability to extend and solidify our market position and long-term goals and plans and the implications of the Coronavirus (COVID-19) outbreak. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

COMPANY CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110